UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75524 / July 27, 2015

Admin. Proc. File No. 3-16481

In the Matter of

ARCTOS PETROLEUM CORP. (a/k/a STETSON
OIL & GAS, LTD.),
CORMAC MINING INC., and
GEMINI TEA CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired.  No such petition has been filed by Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas,
Ltd.), Cormac Mining Inc., and Gemini Tea Corp. and the Commission has not chosen to review
the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas,
Ltd.), Cormac Mining Inc., and Gemini Tea Corp.[2]  The order contained in that decision is

---

[1]     17 C.F.R. § 201.360(d).

[2]     *Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.), Cormac Mining Inc., and Gemini
Tea Corp.,* Initial Decision Release No. 812 (June 11, 2015), 111 SEC Docket 14, 2015 WL
3623649.  The stock symbol and Central Index Key numbers are:  SSNOF and 1082518 for
Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.); 1443270 for Cormac Mining Inc.; and
1487202 for Gemini Tea Corp.

hereby declared effective.  The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.), Cormac Mining Inc., and Gemini Tea Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 812
ADMINISTRATIVE PROCEEDING
File No. 3-16481

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>ARCTOS PETROLEUM CORP. (a/k/a STETSON OIL & GAS, LTD.),<br>CORMAC MINING INC., and<br>GEMINI TEA CORP. | INITIAL DECISION OF DEFAULT<br>June 11, 2015 |

APPEARANCE: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents. The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

## INTRODUCTION

On April 8, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondent Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.) (Arctos) was served with the OIP on April 24, 2015, and its Answer was due by May 7, 2015; and Respondents Cormac Mining Inc. (Cormac), and Gemini Tea Corp. (Gemini) were served with the OIP by May 13, 2015, and their Answers were due by May 26, 2015. *Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.)*, Admin. Proc. Rulings Release No. 2726, 2015 SEC LEXIS 2114 (May 27, 2015); Admin. Proc. Rulings Release No. 2651, 2015 SEC LEXIS 1791 (May 8, 2015). Following Respondents' failures to timely file Answers, I ordered them to show cause—by May 18, 2015, as to Arctos, and by June 8, 2015, as to Cormac and Gemini—why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Arctos Petroleum Corp. (a/k/a Stetson Oil &*

*Gas, Ltd.*), 2015 SEC LEXIS 2114; 2015 SEC LEXIS 1791.  To date, no Respondent has filed an Answer or responded to the show cause orders.

## FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f).  Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Arctos, Central Index Key (CIK) No. 1082518, is a Yukon Territory, Canada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Arctos is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2003, which reported a net loss of $612,000 for the prior twelve months.  As of March 9, 2015, Arctos' stock (symbol "SSNOF") was traded on the over-the-counter markets.

Cormac, CIK No. 1443270, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Cormac is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $93,913 from Cormac's January 17, 2007, inception through March 31, 2012.

Gemini, CIK No. 1487202, is a dissolved Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Gemini is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2011, which reported a net loss of $73,463 from Gemini's February 2, 2010, inception through November 30, 2011.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

## CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual reports with the Commission.  Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.  *See* 17 C.F.R. §§ 240.13a-1, .13a-13.  "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at \*12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).  Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137

F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.

## SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

# ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Arctos Petroleum Corp. (a/k/a Stetson Oil & Gas, Ltd.), Cormac Mining Inc., and Gemini Tea Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge